TSX: EQX NYSE-A: EQX

NEWS RELEASE

Equinox Gold Reports Third Quarter 2024 Financial and Operating Results

All financial figures are in US dollars, unless otherwise indicated.

November 6, 2024 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to announce its third quarter 2024 summary financial and operating results. The Company's unaudited condensed consolidated interim financial statements and related management's discussion and analysis ("MD&A") for the three and nine months ended September 30, 2024 will be available for download on the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar and on the Company's website at www.equinoxgold.com. The Company will host a conference call and webcast on November 7, 2024 commencing at 7:30 am Pacific Time to discuss third quarter results and activities underway at the Company. Further details are provided at the end of this news release.

Greg Smith, President and CEO of Equinox Gold, commented: "This was a record quarter for Equinox Gold, with our best-ever third-quarter production and all-time highest quarterly revenue and adjusted EBITDA, reflecting the ongoing ramp-up at our Greenstone Mine and strong gold prices. During Q3, the Greenstone Mine demonstrated good progress, with both mining and processing rates increasing substantially. Subsequent to quarter-end, mining and milling rates have continued to increase and we were pleased to declare commercial production at Greenstone earlier today. The team remains focused on continuing this momentum through the fourth quarter as the mine progresses toward design capacity.

"In early October we updated our production expectations for Greenstone to reflect ramp-up progress to date, resulting in 2024 consolidated production guidance of 590,000 to 675,000 ounces of gold. With our highest quarterly production this year expected in Q4, we look forward to ending the year strongly and applying our increasing cash flow to pay down debt."

HIGHLIGHTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024

Operational

• Produced 173,983 ounces of gold

• Sold 173,973 ounces of gold at an average realized gold price of $2,461 per oz

• Total cash costs of $1,720 per oz and AISC of $1,994 per oz(1)

• Two lost-time injuries; total recordable injury frequency rate(2) of 1.79 per million hours worked for the 12-month rolling period (1.78 for the Quarter)

Earnings

• Income from mine operations of $101.4 million

• Net income of $0.3 million or $0.00 per share (basic)

• Adjusted net income of $37.4 million or $0.09 per share(1) (basic)

Financial

• Cash flow provided by operations before changes in non-cash working capital of $130.1 million (cash flow provided by operations of $139.5 million after changes in non-cash working capital)

• Adjusted EBITDA of $141.9 million(1)

• Sustaining expenditures(1) of $35.7 million and non-sustaining expenditures of $81.5 million

• Cash and cash equivalents (unrestricted) of $167.8 million at September 30, 2024

• Net debt(1) of $1,314.7 million at September 30, 2024

- October 2024, $140 million 2019 convertible notes converted to shares on maturity to reduce net debt

_____________________________

(1) Cash costs per oz sold, AISC per oz sold, sustaining expenditures, adjusted net income, adjusted EBITDA, adjusted EPS, and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes. Cash costs per oz sold and AISC per oz sold exclude Greenstone since it had not yet achieved commercial production at September 30, 2024, and exclude Castle Mountain results after August 31, 2024 when residual leaching commenced.

(2) Total recordable injury frequency rate is the total number of injuries excluding those requiring simple first aid treatment and is reported per million hours worked.

Suite 1501 - 700 West Pender St., Vancouver, BC Canada V6C 1G8 ir@equinoxgold.com +1 604.558.0560 www.equinoxgold.com

Corporate

• Greenstone ceremonial mine opening in late August

• "Ride to Greenstone" fundraiser, an Equinox Gold employee cycling relay from Vancouver, BC to Geraldton, ON, raised C$1.3 million for the Geraldton District Hospital

Exploration

• Released an updated Mineral Resource Estimate for the exploration-stage Hasaga Property in Red Lake, ON

RECENT DEVELOPMENTS

• During October 2024, Equinox Gold:

- Issued an updated technical report for Greenstone, which is available for download on the Company's website, on SEDAR+ and on EDGAR

- Filed a short form base shelf prospectus, replacing the expiring one, that permits the issuance of the Company's securities over a period of 25 months in Canada and the United States

- Issued 26.6 million common shares on conversion by noteholders of the $140 million 2019 convertible notes

- Provided an update on Greenstone ramp-up progress and adjusted Greenstone 2024 production and cost guidance to 110,000-130,000 ounces of gold with cash costs of $850-$950/oz and AISC of $1,050-$1,150/oz

- Amended certain gold prepay agreements to defer deliveries of 3,900 ounces per month originally scheduled for October 2024-February 2025 to May-September 2026

• Announced on November 6, 2024, that Greenstone has reached commercial production based on the operating progress achieved through October

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS

		Three months ended			Nine months ended
Operating data	Unit	September 30, 2024	June 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Gold produced	oz	173,983	122,221	149,089	407,929	409,497
Gold sold	oz	173,973	115,423	148,231	405,901	409,620
Average realized gold price	$/oz	2,461	2,328	1,917	2,310	1,926
Cash costs per oz sold(1)(2)	$/oz	1,720	1,747	1,363	1,678	1,357
AISC per oz sold(1)(2)	$/oz	1,994	2,041	1,630	1,994	1,595
Financial data
Revenue	M$	428.4	269.4	284.7	939.1	790.4
Income from mine operations	M$	101.4	26.6	25.2	139.4	70.4
Net income (loss)	M$	0.3	283.8	2.2	241.3	25.0
Net income (loss) per share (basic)	$/share	0.00	0.72	0.01	0.63	0.08
Adjusted EBITDA(1)	M$	141.9	51.3	81.2	245.3	209.1
Adjusted net income (loss)(1)	M$	37.4	(5.8)	28.7	17.2	19.3
Adjusted EPS(1)	$/share	0.09	(0.01)	0.09	0.04	0.06
Balance sheet and cash flow data
Cash and cash equivalents (unrestricted)	M$	167.8	167.5	356.7	167.8	356.7
Net debt(1)	M$	1,314.7	1,308.9	729.5	1,314.7	729.5
Operating cash flow before changes in non-cash working capital	M$	130.1	45.1	82.6	223.0	359.2

(1) Cash costs per oz sold, AISC per oz sold, adjusted EBITDA, adjusted net loss, adjusted EPS and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

(2) Consolidated cash cost per oz sold and AISC per oz sold for the three and nine months ended September 30, 2024 excludes Greenstone's results as the mine has not yet achieved commercial production and excludes Castle Mountain results after August 31, 2024 when residual leaching commenced (see Development Projects). Consolidated AISC per oz sold excludes corporate general and administration expenses.

(3) Numbers in tables throughout this news release may not sum due to rounding.

2024 GUIDANCE

On August 6, 2024, the Company updated its 2024 production and cost guidance to reflect the consolidation of its ownership of Greenstone, the suspension of mining at Castle Mountain Phase 1 until Phase 2 permitting is complete, slower-than-expected recoveries at Mesquite, and the geotechnical event at Aurizona.

On October 16, 2024, the Company updated its 2024 production guidance for Greenstone to reflect ramp-up progress and adjusted Greenstone production guidance to 110,000-130,000 ounces of gold (from 175,000-205,000 ounces) with cash costs of $850-$950 per ounce (from $690-$790 per ounce) and all-in sustaining costs of $1,050-$1,150 per ounce (from $840-$940 per ounce). Sustaining expenditure at Greenstone is updated to $9 million (from $32 million) and non-sustaining expenditure to $199 million (from $159 million). As a result, consolidated production guidance has been updated to 590,000-675,000 ounces of gold (from 655,000-750,000) with cash costs of $1,450-$1,550 per ounce (from $1,305-$1,405 per ounce) and all-in sustaining costs of $1,820-$1,920 per ounce (from $1,635-$1,735 per ounce).

SELECTED FINANCIAL RESULTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

$ amounts in millions, except per share amounts	Three months ended		Nine months ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Revenue	$428.4	$284.7	$939.1	$790.4
Cost of sales
Operating expense	(268.3)	(201.1)	(650.7)	(566.0)
Depreciation and depletion	(58.7)	(58.4)	(149.0)	(154.0)
Income from mine operations	101.4	25.2	139.4	70.4
Care and maintenance expense	-	-	-	(1.4)
Exploration and evaluation expense	(3.8)	(2.6)	(8.9)	(8.4)
General and administration expense	(13.4)	(14.0)	(40.2)	(36.2)
Income from operations	84.2	8.6	90.3	24.3
Finance expense	(19.7)	(15.3)	(57.8)	(42.3)
Finance income	2.0	3.0	6.3	9.3
Share of net income (loss) in associate	-	-	0.7	(17.1)
Other income (expense)	(29.6)	(2.3)	410.4	32.1
Net income (loss) before taxes	36.8	(5.9)	449.8	6.4
Income tax recovery (expense)	(36.5)	8.1	(208.5)	18.6
Net income	$0.3	$2.2	$241.3	$25.0
Net income per share attributable to Equinox Gold shareholders
Basic	$0.00	$0.01	$0.63	$0.08
Diluted	$0.00	$0.01	$0.54	$0.08

Additional information regarding the Company's financial and operating results is available in the Company's Q3 2024 Financial Statements and accompanying MD&A for the three and nine months ended September 30, 2024, which will be available for download on the Company's website at www.equinoxgold.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

CONFERENCE CALL AND WEBCAST

The Company will host a conference call and webcast on Thursday, November 7, 2024, commencing at 7:30 am PT (10:30 am ET) to discuss second quarter results.

Conference Call

Toll-free in U.S. and Canada: 1-844-763-8274
International callers: +1 647-484-8814

Webcast

www.equinoxgold.com/financials

ABOUT EQUINOX GOLD

Equinox Gold is a growth-focused Canadian mining company with seven operating gold mines and a path to achieve more than one million ounces of annual gold production from a pipeline of expansion projects. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

EQUINOX GOLD CONTACTS

Greg Smith, President & Chief Executive Officer

Rhylin Bailie, Vice President, Investor Relations

Tel: +1 604-558-0560

Email: ir@equinoxgold.com

NON-IFRS MEASURES

This news release refers to cash costs, cash costs per oz sold, AISC, AISC per oz sold, AISC contribution margin, adjusted net income, adjusted EPS, mine-site free cash flow, adjusted EBITDA, net debt, and sustaining capital expenditures that are measures with no standardized meaning under IFRS, i.e. they are non-IFRS measures, and may not be comparable to similar measures presented by other companies. Their measurement and presentation is consistently prepared and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Numbers presented in the tables below may not sum due to rounding.

Cash Costs and Cash Costs per oz Sold

Cash costs is a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. The Company reports total cash costs on a per oz sold basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate operating income and cash flow from mining operations. Cash costs are calculated as mine site operating costs and are net of silver revenue. Cash costs are divided by ounces sold to arrive at cash costs per oz sold. In calculating cash costs, the Company deducts silver revenue as it considers the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing management and other stakeholders to assess the net costs of gold production. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

AISC per oz Sold

The Company uses AISC per oz of gold sold to measure performance. The methodology for calculating AISC was developed internally and is calculated below. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes the AISC measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. AISC includes cash costs (described above) and also includes sustaining capital expenditures (described in following section), sustaining lease payments, reclamation cost accretion and amortization and exploration and evaluation costs. This measure seeks to reflect the full cost of gold production from current operations, therefore, expansionary capital and non-sustaining expenditures are excluded.

Prior to Q2 2023, the Company's calculation of cash costs included the principal portion of sustaining lease payments. Commencing in Q2 2023, to improve the comparability of the Company's financial performance measures with its peers and align to the standards outlined by the World Gold Council, the Company has excluded sustaining lease payments from its calculation of cash costs and has included them as a component of AISC. The calculations of cash costs and AISC for comparative periods have been adjusted to conform with the current methodology and are different from the measures previously reported.

The following table provides a reconciliation of cash costs per oz of gold sold and AISC per oz of gold sold to the most directly comparable IFRS measure on an aggregate basis:

$'s in millions, except ounce and per oz figures	Three months ended			Nine months ended
	September 30, 2024	June 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Operating expenses	$268.3	$198.6	$201.1	$650.7	$566.0
Silver revenue	(0.4)	(0.7)	(0.6)	(1.7)	(1.6)
Fair value adjustment on acquired inventories	(3.1)	(6.6)	1.6	(10.3)	(8.5)
Pre-commercial production and development stage operating expenses(1)	(43.0)	(7.8)	-	(50.5)	-
Total cash costs	$221.8	$183.5	$202.1	$588.2	$555.9
Sustaining capital	30.9	26.0	32.0	95.9	77.2
Sustaining lease payments	1.6	2.1	4.7	6.3	13.0
Reclamation expense	3.0	2.6	2.9	8.5	7.4
Sustaining exploration expense	0.2	0.2	-	0.7	-
Greenstone reclamation expense(1)	(0.4)	(0.1)	-	(0.5)	-
Total AISC	$257.2	$214.5	$241.7	$699.1	$653.5
Gold oz sold	173,973	$115,423	$148,231	405,901	$409,620
Gold oz sold from entities during pre-commercial production or development stages(1)	(45,028)	(10,358)	-	(55,386)	-
Adjusted gold oz sold	128,945	$105,065	$148,231	350,515	$409,620
Cash costs per gold oz sold	$1,720	$1,747	$1,363	$1,678	$1,357
AISC per oz sold	$1,994	$2,041	$1,630	$1,994	$1,595

(1) Consolidated cash cost per oz sold and AISC per oz sold for the three and nine months ended September 30, 2024 excludes Greenstone results as the mine has not yet achieved commercial production and excludes Castle Mountain results after August 31, 2024 when residual leaching commenced.

Sustaining Capital and Sustaining Expenditures

Sustaining expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company's projects and certain expenditures at the Company's operating sites which are deemed expansionary. Sustaining capital can include, but are not limited to, capitalized stripping costs at open pit mines, underground mine development, mining and milling equipment, and TSF raises. Sustaining expenditures includes sustaining capital, sustaining lease payments, reclamation expense and sustaining exploration expense.

The following table provides a reconciliation of sustaining expenditures to the Company's total expenditures for continuing operations:

	Three months ended			Nine months ended
$'s in millions	September 30, 2024	June 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Capital additions to mineral properties, plant and equipment(1)	$146.9	$139.1	$153.5	$420.4	$439.4
Less: Non-sustaining capital at operating sites	(14.8)	(4.8)	(8.4)	(29.5)	(17.2)
Less: Non-sustaining capital for projects at pre-commercial production and development stages	(92.1)	(92.7)	(101.4)	(248.9)	(295.8)
Less: Capital expenditures - corporate	-	-	(0.2)	-	(0.3)
Less: Other non-cash additions(2)	(9.1)	(15.6)	(11.5)	(46.1)	(48.8)
Sustaining capital	$30.9	$26.0	$32.0	$95.9	$77.2
Add: sustaining lease payments	1.6	2.1	4.7	6.3	13.0
Add: reclamation expense	3.0	2.6	2.9	8.5	7.4
Add: sustaining exploration expense	0.2	0.2	-	0.7	-
Sustaining expenditures	$35.7	$31.0	$39.6	$111.3	$97.6

(1) Per mineral properties, plant and equipment note in the Company's financial statements. Capital additions exclude non-cash changes to reclamation assets arising from changes in discount rate and inflation rate assumptions in the reclamation provision.

(2) Non-cash additions include right-of-use assets associated with leases recognized in the period, capitalized depreciation for deferred stripping activities, and capitalized non-cash share-based compensation.

Total Mine-Site Free Cash Flow

Mine-site free cash flow is a non-IFRS financial performance measure. The Company believes this measure is a useful indicator of its ability to operate without reliance on additional borrowing or usage of existing cash. In calculating total mine-site free cash flow, the Company excludes the impact of fair value adjustments on acquired inventories as these adjustments do not impact cash flow from operating mine sites. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

In Q4 2023, the Company revised the calculation to include changes in non-cash working capital and present mine-site free cash flow after changes in non-cash working capital. The Company believes it is useful to provide mine-site free cash flow before and after changes in non-cash working capital as working capital can fluctuate significantly between periods due to numerous factors.

The following table provides a reconciliation of mine-site free cash flow to the most directly comparable IFRS measure on an aggregate basis:

	Three months ended			Nine months ended
$'s in millions	September 30, 2024	June 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Operating cash flow before non-cash changes in working capital	$130.1	$45.1	$82.6	$223.0	$359.2
Less: Fair value adjustments on acquired inventories	3.1	2.2	(1.6)	5.9	8.5
Less: Operating cash flow (generated) used by non-mine site activity(1)	(38.5)	12.0	(4.6)	(19.1)	(150.6)
Cash flow from operating mine sites	$94.7	$59.4	$76.5	$209.8	$217.1

Mineral property, plant and equipment additions	$146.9	139.1	153.5	$420.4	439.4
Less: Capital expenditures relating to development projects and corporate and other non-cash additions	(101.2)	(108.3)	(113.1)	(295.0)	(344.9)
Capital expenditure from operating mine sites	45.7	30.8	40.4	125.4	94.5
Lease payments related to non-sustaining capital items	3.0	5.9	4.4	16.3	13.5
Non-sustaining exploration expense	2.1	1.0	2.6	5.4	8.4
Total mine-site free cash flow before changes in non-cash working capital	$43.9	$21.7	$29.0	$62.7	$100.7
(Increase) decrease in non-cash working capital	9.4	(78.2)	(13.4)	(98.6)	(126.7)
Total mine site free cash flow after changes in non-cash working capital	$53.3	$(56.5)	$15.7	$(35.9)	$(26.0)

(1) Includes taxes paid and proceeds from gold prepayments that are not factored into mine-site free cash flow and are included in operating cash flow before non-cash changes in working capital in the statement of cash flows. Also includes operating cash flow for projects in the pre-commercial production and development stages, including Greenstone before achieving commercial production and Castle Mountain after August 31, 2024 when residual leaching commenced.

AISC Contribution Margin, EBITDA and Adjusted EBITDA

The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders use AISC contribution margin, AISC contribution margin per gold ounce sold, EBITDA and adjusted EBITDA to evaluate the Company's performance and ability to generate cash flows and service debt.

AISC contribution margin is defined as revenue less AISC. EBITDA is defined as earnings before interest, tax, depreciation and amortization. Adjusted EBITDA is defined as earnings before interest, tax, depreciation, and amortization, adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes of warrants, foreign exchange contracts and gold contracts; unrealized foreign exchange gains and losses, transaction costs, and non-cash share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets.

The following tables provide the calculation of AISC contribution margin, EBITDA and adjusted EBITDA, as calculated by the Company:

AISC Contribution Margin

	Three months ended			Nine months ended
$'s in millions	September 30, 2024	June 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Revenue	$428.4	$269.4	$284.7	$939.1	$790.4
Less: silver revenue	(0.4)	(0.7)	(0.6)	(1.7)	(1.6)
Less: AISC	(257.2)	(214.5)	(241.7)	(699.1)	(653.5)
Less: revenue from entities during pre-commercial production or development stages(1)	$(109.5)	$(24.0)	$-	$(133.5)	$-
AISC contribution margin	$61.3	$30.3	$42.5	$104.8	$135.3
Gold oz sold	173,973	115,423	148,231	405,901	409,620
Less: Gold oz sold from entities during pre-commercial production or development stages(1)	(45,028)	(10,358)	-	(55,386)	-
Adjusted gold oz sold	128,945	$105,065	$148,231	350,515	$409,620
AISC contribution margin per oz sold	$475	$288	$286	$299	$330

(1) AISC contribution margin excludes Greenstone results as the mine had not achieved commercial production by September 30, 2024, and excludes Castle Mountain results after August 31, 2024 when residual leaching commenced.

EBITDA and Adjusted EBITDA

	Three months ended			Nine months ended
$'s in millions	September 30, 2024	June 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Net income (loss)	$0.3	283.8	2.2	$241.3	25.0
Income tax expense (recovery)	36.5	163.5	(8.1)	208.5	(18.6)
Depreciation and depletion	59.3	44.4	58.9	150.0	154.8
Finance expense	19.7	20.7	15.3	57.8	42.3
Finance income	(2.0)	(2.4)	(3.0)	(6.3)	(9.3)
EBITDA	$113.8	$509.9	$65.2	$651.4	$194.2
Non-cash share-based compensation expense	2.4	2.8	2.5	7.6	5.9
Unrealized (gain) loss on gold contracts	18.0	(0.2)	(6.2)	28.4	(8.7)
Unrealized (gain) loss on foreign exchange contracts	(4.4)	19.3	17.8	33.2	(9.0)
Unrealized (gain) loss on power purchase agreement	(1.4)	(2.5)	0.6	(5.8)	7.8
Unrealized foreign exchange (gain) loss	4.9	(7.3)	(2.2)	(8.1)	3.8
Share of net (income) loss of investment in associate	-	(0.3)	-	(0.7)	17.1
Gain on remeasurement of previously held interest in Greenstone	-	(470.4)	-	(470.4)	-
Transaction costs	-	0.8	-	0.8	-
Other (income) expense	8.5	(0.8)	3.5	8.8	(1.8)
Adjusted EBITDA	$141.9	$51.3	$81.2	$245.3	$209.1

Adjusted Net Income and Adjusted EPS

Adjusted net income and adjusted EPS are used by management and investors to measure the underlying operating performance of the Company. Adjusted net income is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes in the value of warrants, foreign exchange contracts and gold contracts, unrealized foreign exchange gains and losses, and non-cash share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets. Adjusted net income per share amounts are calculated using the weighted average number of shares outstanding on a basic and diluted basis as determined by IFRS.

The following table provides the calculation of adjusted net income and adjusted EPS, as adjusted and calculated by the Company:

	Three months ended			Nine months ended
$'s and shares in millions	September 30, 2024	June 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Net income (loss) attributable to Equinox Gold shareholders	$0.3	$283.8	$2.2	$241.3	$25.0
Add (deduct):
Non-cash share-based compensation expense	2.4	2.8	2.5	7.6	5.9
Unrealized (gain) loss on gold contracts	18.0	(0.2)	(6.2)	28.4	(8.7)
Unrealized (gain) loss on foreign exchange contracts	(4.4)	19.3	17.8	33.2	(9.0)
Unrealized (gain) loss on power purchase agreement	(1.4)	(2.5)	0.6	(5.8)	7.8
Unrealized foreign exchange (gain) loss	4.9	(7.3)	(2.2)	(8.1)	3.8
Gain on remeasurement of previously held interest in Greenstone	-	(470.4)	-	(470.4)	-
Share of net (income) loss of investment in associate	-	(0.3)	-	(0.7)	17.1
Transaction costs	-	0.8	-	0.8	-
Other (income) expense	8.5	(0.8)	3.5	8.8	(1.8)
Income tax impact related to above adjustments	(0.6)	146.6	(0.3)	147.1	(1.5)
Unrealized foreign exchange (gain) loss recognized in deferred tax expense	9.6	22.5	10.7	34.8	(19.1)
Adjusted net income (loss)	$37.4	$(5.8)	$28.7	$17.2	$19.3

Basic weighted average shares outstanding	428.5	392.5	313.0	381.8	312.4
Diluted weighted average shares outstanding	434.5	471.5	316.5	461.7	316.0
Adjusted income (loss) per share - basic ($/share)	$0.09	$(0.01)	$0.09	$0.04	$0.06
Adjusted income (loss) per share - diluted ($/share)	$0.09	$(0.01)	$0.09	$0.04	$0.06

Net Debt

The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use net debt to evaluate the Company's performance. Net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. This measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performances prepared in accordance with IFRS. Net debt is calculated as the sum of the current and non-current portions of loans and borrowings, net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of net debt is provided below.

$'s in millions	September 30, 2024	June 30, 2024	March 31, 2024
Current portion of loans and borrowings	$273.8	$138.0	$275.6
Non-current portion of loans and borrowings	1,208.7	1,338.4	653.5
Total debt	1,482.5	1,476.4	929.1
Less: Cash and cash equivalents (unrestricted)	(167.8)	(167.5)	(125.3)
Net debt	$1,314.7	$1,308.9	$803.8

Technical Information

Doug Reddy, MSc, P.Geo., Chief Operating Officer, is a Qualified Person under National Instrument 43-101 for Equinox Gold and has reviewed and approved the technical information in this document.

Cautionary Notes & Forward-looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information or financial outlook information (collectively "Forward-looking Information"). Actual results of operations and the ensuing financial results may vary materially from the amounts set out in any Forward-looking Information. Forward-looking Information in this news release relates to, among other things: the strategic vision for the Company and expectations regarding exploration potential, production capabilities, growth potential and future financial or operating performance; the Company's 2024 production and cost guidance; and the Company's expectations for the operation of Greenstone, including future financial or operating performance and anticipated improvements in recovery rates, mining rates and throughput to achieve design capacity. Forward-looking Information is generally identified by the use of words like "believe", "will", "focus", "forward", "achieve", "strategy", "increase", "vision", "improve", "potential", "intend", "anticipate", "expect", "estimate", and similar expressions and phrases or statements that certain actions, events or results "may", "could", or "should", or the negative connotation of such terms, are intended to identify Forward-looking Information. Although the Company believes that the expectations reflected in such Forward-looking Information are reasonable, undue reliance should not be placed on Forward-looking Information since the Company can give no assurance that such expectations will prove to be correct.

The Company has based Forward-looking Information on the Company's current expectations and projections about future events and these assumptions include: Equinox Gold's ability to achieve the exploration, production, cost and development expectations for its respective operations and projects; the Company's ability to achieve its production, cost and development expectations for Greenstone; no unplanned delays or interruptions in scheduled production; ore grades and recoveries remain consistent with expectations; tonnage of ore to be mined and processed remains consistent with expectations; no labour-related disruptions; availability of funds for the Company's projects and future cash requirements; the expansion projects at Los Filos, Castle Mountain and Aurizona being completed and performed in accordance with current expectations; the Company's ability to achieve anticipated social and economic benefits for its host communities; all necessary permits, licenses and regulatory approvals are received in a timely manner; the Company's ability to comply with environmental, health and safety laws and other regulatory requirements; the Company's ability to achieve its objectives related to environmental performance; ; and the ability of Equinox Gold to work productively with its Indigenous partners at Greenstone and its community partners at Los Filos. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on Forward-looking Information contained in this news release.

The Company cautions that Forward-looking Information involves known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; recent market events and conditions; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, geotechnical failures, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, fires, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and Indigenous populations; the effect of blockades and community issues on the Company's production and cost estimates; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including mining, environmental and export and import laws and regulations; legal restrictions relating to mining; risks relating to expropriation; increased competition in the mining industry; the failure by Bear Creek to meet its commitments to the Company; and those factors identified in the section titled "Risks and Uncertainties" in Equinox Gold's MD&A dated February 21, 2024 for the year ended December 31, 2023, and in the section titled "Risks Related to the Business" in the Company's most recently filed Annual Information Form which are both available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

Forward-looking Information is designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any Forward-looking Information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any Forward-looking Information, no inference should be drawn that the Company will make additional updates with respect to those or other Forward-looking Information. All Forward-looking Information contained in this news release is expressly qualified by this cautionary statement.

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

Disclosure regarding the Company's mineral properties included in this news release was prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the "SEC") generally applicable to U.S. companies. Accordingly, information contained in this news release is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.